# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Strata Critical Medical, Inc., CIK 0001779128
CUSIP: 092667104
Title of class of securities: Warrants to purchase Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 666 Third Avenue, 25th Floor, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 05/07/2026
Amends the filing with accession number 0002126691-26-000001
Filed by CIK 0002126691
Persons authorized to receive notices and communications: Velibor Krstic, Via Baraggie 23, Ascona, Switzerland (V8), 6612, 0041774839182

## Reporting persons
- Krstic Velibor (CIK 0002126691): type of reporting person: individual (IN), individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF), personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Warrants to purchase Class A Common Stock, par value $0.0001 per share
Name of issuer: Strata Critical Medical, Inc.
Address of issuer's principal executive offices: 666 Third Avenue, 25th Floor, NEW YORK, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: Velibor Krstic
Residence or business address: Via Baraggie 23, 6612 Ascona, SWITZERLAND
Present principal occupation or employment: Private Investor
Criminal convictions in the last five years: NONE
Civil proceedings (securities laws) in the last five years: NONE
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Warrants previously held by the Reporting Person expired worthless on May 7, 2026. No funds or other consideration were used or received in connection with the expiration of the Warrants. All Warrants previously acquired by the Reporting Person were purchased using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No. 3 is being filed to report that the 1,577,500 Warrants previously held by the Reporting Person (SRTAW) expired worthless on May 7, 2026, in accordance with the terms of the Warrant Agreement dated September 12, 2019. As a result of this expiration, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities. This filing constitutes the final amendment to the Schedule 13D of the Reporting Person regarding these securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 0 Warrants, which represents 0.0% of the class.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 0 Warrants.
Transactions in the class effected during the past sixty days: The only transaction in the securities of the Issuer since the last filing is the natural expiration of 1,577,500 Warrants (SRTAW) at a price of 0.00 dollars on May 7, 2026.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on May 7, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such person and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: NONE

## Signatures
- Krstic Velibor: /s/ Velibor Krstic, Velibor Krstic, Individual Investor (05/08/2026)